Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Oct. 1,	Oct. 2,	Oct. 1,	Oct. 2,
	2010	2009	2010	2009

Basic:
Average shares outstanding	20,273,000	20,215,000	20,284,000	20,178,000

Net income (loss)	$13,358,000	$126,000	$33,798,000	$(8,804,000)
Per share amount	$0.66	$0.01	$1.67	$(0.44)

Diluted:
Average shares outstanding	20,273,000	20,215,000	20,284,000	20,178,000
Dilutive stock securities based on the treasury stock method using average market price	280,000	206,000	256,000	—

Totals	20,553,000	20,421,000	20,540,000	20,178,000

Net income (loss)	$13,358,000	$126,000	$33,798,000	$(8,804,000)
Per share amount	$0.65	$0.01	$1.65	$(0.44)